Exhibit 99.3

Business Standard BENGALURU | THURSDAY, 21 APRIL 2016 11 CIN: L32102KA1945PLC020800 Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore-560 035, India Website: www.wipro.com Email WIPRO id: info@wipro.com Applying Thought Tel: +91-80-2844 0011 Fax: +91-80-2844 0054 Extract of audited consolidated financial results of Wipro Limited and its Subsidiaries for the Quarter and Year ended March 31,2016 prepared in compliance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board in millions, except share and per share data, unless otherwise stated) Quarter ended Year ended Quarter ended Particulars March 31,2016 March 31,2016 March 31, 2015 Total income from operations (net) 137, 417 516,307 121,714 Net Profit / (Loss) from ordinary activities after tax 22,543 89,414 22,865 Net Profit / (Loss) for the period after tax (after 22,543 89,414 22,865 Extraordinary items) Equity Share Capital 4,941 4,941 4,937 Reserves excluding Revaluation Reserve 461,137 461,137 403,045 Earnings Per Share (before extraordinary items) (of 2/- each) Basic: 9.10 36.20 9.25 Diluted: 9.08 36.12 9.21 Earnings Per Share (after extraordinary items) (of 2/- each) Basic: 9.10 36.20 9.25 Diluted: 9.08 36.12 9.21 The consolidated interim financial results of the Company for the quarter and year ended March 31, 2016 have been approved by the Board of Directors of the Company at its meeting held on April 20, 2016. The statutory auditors have expressed an unqualified audit opinion on these financial results. Net assets acquired include 367 of cash and cash equivalents and trade receivables valued at 1,389. The goodwill of 4,021 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes. The pro-forma effects of this acquisition on the Company’s results were not material. The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation. Healthplan Services On February 29, 2016, the Company obtained full control of HPH Holdings Corp. (“Healthplan Services”). HealthPlan Services offers market-leading technology platforms and a fully integrated Business Process as a Service (BPaaS) solution to Health Insurance companies (Payers) in the individual, group and ancillary markets. HealthPlan Services provides U.S. Payers with a diversified portfolio of health insurance products delivered through its proprietary technology platform. The acquisition was consummated for a consideration of 31,069 (USD 454.1 million) which includes a deferred earn-out component of 1,115 (USD 16.3 million), which is linked to achievement of revenues and earnings over a period of 3 years ending March 31, 2019. The fair value of the earn-out liability was estimated by applying the discounted cash flow approach considering discount rate of 14.1% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at 536 million (USD 7.8 million) and recorded as part of preliminary purchase price allocation. The following table presents the provisional allocation of purchase price: Standalone Audited Financial Results of Wipro Limited Particulars Quarter ended March Year ended Quarter ended 31, 2016 March 31, 2016 March 31, 2015 Total income from operations (net) 117,906 450,964 106,515 Net Profit / (Loss) from ordinary 19,644 80,990 21,416 activities after tax Net Profit / (Loss) for the period after 19,644 80,990 21,416 tax (after Extraordinary items) Equity Share Capital 4,941 4,941 4,937 Reserves excluding Revaluation Reserve 404,111 404,111 341,279 Earnings Per Share (before extraordinary items) (of 2/- each) Basic: 7.99 32.97 8.72 Diluted: 7.98 32.91 8.69 Earnings Per Share (after extraordinary items) (of 2/- each) Basic: 7.99 32.97 8.72 Diluted: 7.98 32.91 8.69 The audited interim financial results of the Company for the quarter and year ended March 31, 2016 have been approved by the Board of Directors of the Company at its meeting held on April 20, 2016. The statutory auditors have expressed an unqualified audit opinion on these financial results. Notes: 1. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com/corporates), the National Stock Exchange website (URL: www.nseindia.com/ corporates) and on the Company’s website (URL: www.wipro.com). 2. Business Combinations Cellent AG On January 5, 2016, the Company obtained control of Cellent AG (“Cellent”) by acquiring 100% of its share capital. Cellent is an IT consulting and software services company offering IT solutions and services to customers in Germany, Switzerland and Austria. This acquisition is expected to provide Wipro with scale and customer relationships, in the Manufacturing and Automotive domains in Germany, Switzerland and Austria region. The acquisition was executed through a share purchase agreement for a consideration of 5,800 (EUR 80.4 million). The following table presents the provisional allocation of purchase price: Description Pre-acquisition Fair value Purchase price carrying amount adjustments allocated Net assets 852 - Customer related intangibles — 1,001 1,001 Brand — 317 317 Deferred tax liabilities on intangible assets - (391) (391) Total 852 927 1,779 Goodwill 4,021 Total purchase price 5,800 By Order of the Board, for Wipro Ltd* Azim H Premji Chairman & Managing Director Description Pre-acquisition Fair value Purchase price carrying amount adjustments allocated Net assets 368 1,604 1,972 Technology platform 1,087 1,904 2,991 Customer related intangibles - 5,853 5,853 Non-compete agreement - 315 315 Deferred tax liabilities on intangible assets - (3,066) (3,066) Total 1,455 6,610 8,065 Goodwill 22,425 Total purchase price 30,490 Net assets acquired include 47 of cash and cash equivalents and trade receivables valued at 2,449 The goodwill of 22,425 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes. The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation. The pro-forma effects of this acquisition on the Company’s results were not material. Viteos Group On December 23, 2015, the Company entered into an agreement to acquire Viteos Group, a Business Process as a Service (BPaaS) provider for the alternative investment management industry for a purchase consideration of USD 130 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be completed in the quarter ending June 30, 2016. 3 On April 20, 2016, the Board of Directors of the Company declared a final dividend of 1 ($0.02) per equity share and ADR (50% on an equity share of par value of 2). 4 On April 20, 2016, the Board of Directors approved a buyback proposal for purchase by the Company of up to 40 million shares of 2 each (representing 1.62% of total equity capital) from the shareholders of the Company on a proportionate basis by way of a tender offer route at a price of 625 per equity share for an aggregate amount not exceeding 25,000 million in accordance with the provisions of the Companies Act, 2013 and the SEBI (Buy Back of Securities) Regulations, 1998. Place: Bangalore Date: April 20, 2016 8